MANAGEMENT AGREEMENT
SCHEDULE A
SERIES OF NEUBERGER BERMAN INCOME FUNDS

Neuberger Berman High Income Bond Fund
Neuberger Berman Municipal Intermediate Bond Fund
Neuberger Berman Municipal Money Fund
Neuberger Berman Short Duration Bond Fund
Neuberger Berman Strategic Income Fund

Date: August 14, 2009

NEUBERGER BERMAN INCOME FUNDS
MANAGEMENT AGREEMENT
SCHEDULE B
RATE OF COMPENSATION

FUND	RATE OF COMPENSATION BASED ON EACH FUND'S AVERAGE DAILY NET ASSETS
Neuberger Berman Municipal Intermediate Bond Fund Neuberger Berman Municipal Money Fund Neuberger Berman Short Duration Bond Fund	0.250% of first $500 million 0.225% of next $500 million 0.200% of next $500 million 0.175% of next $500 million 0.150% in excess of $2 billion
Neuberger Berman High Income Bond Fund	0.480%
Neuberger Berman Strategic Income Fund	0.55%

Date: August 14, 2009